24000690

ANNUAL REPORTS

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68124

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: de Koning Capital Markets, LLC d/b/a TransWestern Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

MAR 03 2024

37 Bellevue Avenue

(No. and Street)

Washington, DC

Newport	RI	02840
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kendrik de Koning	303-864-1213	kendrik@transwestcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C

(Name – if individual, state last, first, and middle name)

80 Washington Street Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2-24-2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kendrik de Koning, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DEKONING CAPITAL MARKETS, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Slater Harnett
Notary Public
State of Rhode Island
MY COMMISSION EXPIRES 04/06/2026
Commission # 762297

Signature: [signature]

Title: Principal, CCO

[signature] Slater Harnett
Notary Public 2/29/2024

Slater T. Harnett NOTARY PUBLIC STATE OF RHODE ISLAND

SEC Mail Processing
MAR 04 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC
Newport, Rhode Island

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC, as of December 31, 2023, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 12 has been subjected to audit procedures performed in conjunction with the audit of De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC's financial statements. The supplemental information is the responsibility of De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P. C

LMHS, P.C.

We have served as the De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC's auditor since 2023.
Norwell, Massachusetts

February 29, 2024

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	4,159
Securities positions held, at fair value		52,334
Other Assets		6,864
Total Assets	**$**	**63,357**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	$	0.00
Total Liabilities		0.00
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		63,357
Total liabilities & members' equity	**$**	**63,357**

The accompanying notes are an integral part of this statement.

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

REVENUE:		
Commissions and fees	$	4,794
Gain (loss) on investments		351
Dividend Income		1,854
Total revenue		6,999
EXPENSES:		
Licenses and fees		10
Regulatory fees		2,651
Professional fees		8,650
Travel and entertainment		224
Insurance expenses		557
State and local taxes		518
Clearing fees		1,286
General and shared expenses		2,438
Total expenses		16,334
NET INCOME (LOSS)	**$**	**(9,335)**

The accompanying notes are an integral partof this statement.

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2023

BALANCE, Members' equity at December 31, 2022	$	72,692
Distributions		0
Net income		-9,335
BALANCE, Members' equity at December 31, 2023	$	63,357

The accompanying notes are an integral part of this statement.

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net loss	$	(9,335)
Adjustments to reconcile net income to cash provided by operating activites:		
Increase/decrease in cash at broker		-
Increase/decrease in investments held		(2,204)
Increase/decrease in other assets		(5,937)
Increase/decrease in accounts payable		(479)
Net cash provided by operating activites		(17,995)
CASH FLOWS USED IN FINANCING ACTIVITIES:		-
NET DECREASE IN CASH		(17,955)
CASH, at beginning of year		22,114
CASH, at end of year	**$**	**4,159**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

de Koning Capital Markets, LLC d/b/a TransWestern Capital Markets, LLC (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company's business is national in nature.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Revenue Recognition

The Company's sources of revenue are fees and commissions earned from various investment vehicles and the gain or loss from the change in fair value on securities positions held. These Company records the commissions when earned. For the gain or loss on securities positions, the company records gains or losses based on the change in the fair value of the securities positions held.

Commissions receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2023. The Company's policy is not to accrue interest on commissions' receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company earns a commission. Commissions & related clearing expenses are recorded on the last day of the month of the trade date (the date that the Company fills the trade order and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2019 to 2022 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. All securities positions held by the Company are considered Level 1 marketable securities.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2023, the Company had net capital and net capital requirements of $52,830 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2023, the Company paid this related entity $2,239. The Company owed this related entity $0 at December 31, 2023.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company introduces client accounts to unrelated custodians. The Company does not take discretionary control over any account. The Company receives a commission for trades placed in those account. The Company may incur a counterparty risk if the custodian ceases business and cannot settle any outstanding commissions.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

NOTE 5 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
SCHEDULES I
COMPUTATION OF NET CAPITAL AND RECONCILIATION PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2023

CREDIT:	
Member's equity	$ 63,357
DEBITS:	
Nonallowable assets:	
Other assets	6,864
Total debits	6,864
NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION	56,493
Haircuts on securities positions	3,663
Undue Concentration	0
NET CAPITAL	**52,830**
Minimum requirements of 6-2/3% of aggregate indebtedness of '$0 or $5,000, whichever is greater	5,000
Excess net capital	**$ 47,830**
AGGREGATE INDEBTEDNESS:	
Debt	$ 0
Total aggregate indebtedness	**$ 0**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.00 to 1**
Net Capital Per Company's Unaudited Form X-17A5 Part II Filing	**$ 52,830**
Adjustments	
Additional undue concentration haircut	0
Net Capital Per Audited Financial Statements	**$ 52,830**

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC
SCHEDULES II AND III

DECEMBER 31, 2023

Schedule II

Computation for Determination of Reserve Requirements Under Rule 1Sc3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 1Sc3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC
Newport, Rhode Island

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which (1) De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC stated that the following provisions of 17 C.F.R. §15c3-3(k) under which De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year, without exception. De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C

LMHS, P.C.

We have served as De Koning Capital Markets, LLC D/B/A Transwestern Capital Markets, LLC's auditor since 2023.
Norwell, Massachusetts

February 29, 2024

DE KONING CAPITAL MARKETS, LLC D/B/A TRANSWESTERN CAPITAL MARKETS, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER

RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2023

To the best knowledge and belief of de Koning Capital Markets, LLC DBA Transwestern Capital Markets, LLC:

> The Company claimed the (k)(2)(ii) exemption provision from Rule 1Sc3-3 of the Securities Exchange Act of 1934 for the year ending December 31, 2023.
>
> The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2023.

____

Signature

Managing Member

____

Title